NSAR Item 77E - BlackRock Credit Allocation Income Trust II ("PSY")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  PSY on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of PSY as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to PSY and its common shareholders by redeeming PSY's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by PSY as a result of the prior redemptions and injunctive relief preventing PSY from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

Wachtel Litigation

On June 3, 2011, a putative class action lawsuit was brought by Hinda Wachtel against PSY, certain former and current Directors of PSY, BlackRock, Inc., and certain other financial institutions in the Circuit Court for Baltimore City.  The complaint alleges that the redemptions at par of certain auction preferred shares issued by PSY constituted a breach of the fiduciary duties purportedly owed to the common shareholders of PSY; that PSY allegedly aided and abetted breaches of fiduciary duties by the Directors; and that PSY, BlackRock, Inc., and others were unjustly enriched.  The Complaint requests a declaratory judgment that PSY aided and abetted breaches of fiduciary duties by the Directors and that PSY, BlackRock, Inc. and certain other financial institutions were unjustly enriched; seeks to enjoin BlackRock, Inc. from serving as investment adviser to PSY or otherwise earning fees for services rendered to PSY; and claims unquantified damages, attorneys' fees, interest and punitive damages.  Defendants' response to the Complaint is due on February 8, 2012.

821699.01-New York Server 6A MSW - Draft December 20, 2011 - 5:17 PM